EXHIBIT 1

HIGH RIVER LIMITED PARTNERSHIP

December 7, 2018

Board of Directors
Voltari Corporation
767 Fifth Avenue
New York, New York 10153

Ladies & Gentlemen:

As you know, High River Limited Partnership and its affiliates (“us” or “we”) collectively beneficially own 4,739,620 shares of common stock, $0.001 par value (“Common Stock”), of Voltari Corporation (“Voltari”), or approximately 52.69% of the outstanding shares of Common Stock. We also beneficially own approximately 98.0% of the outstanding shares of 13% Redeemable Series J Preferred Stock, par value $0.001 per share (“Preferred Stock”), of Voltari.

We would like to discuss a potential acquisition of the remaining shares of Common Stock by us in a merger transaction pursuant to which Voltari shareholders would receive $0.58 per share in cash for their shares of Common Stock.

In addition to customary conditions, closing of this transaction would be subject to the following non-waivable conditions:

•
First, the transaction must be approved by a special committee of independent directors of Voltari that has been empowered to freely select its own advisors and to reject the transaction definitively should that be its business judgment; and

•	Second, the transaction must be approved by an informed vote of, or tender by, the holders of a majority of the shares of Common Stock held by shareholders who are not affiliated with us.

In addition, as you know, a small percentage of the Preferred Stock is publicly owned. In keeping with Voltari’s certificate of incorporation, it would be our intent for Voltari to pay the holders of the publicly held shares of Preferred Stock the “Redemption Price” set forth in the certificate of incorporation.

We will not move forward with the transaction unless both of the non-waivable conditions set forth above are satisfied. We look forward to hearing from you.

Very truly yours,

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
  By: Barberry Corp., its sole member

    By: /s/ Keith Cozza
                   Name: Keith Cozza
                  Title: Secretary and Treasurer